UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Material Definitive Agreement

Ostin Technology Group Co., Ltd. (the “Company”) today announced that it entered into a securities purchase agreement (the “Purchase Agreement”) with certain individuals (collectively referred to as the “Purchasers”) dated February 10, 2025, pursuant to which the Company agreed to sell an aggregate of 965,513 Class A ordinary shares, with par value of US$0.001 per share (the “Class A Ordinary Shares”), to the Purchasers through a private investment in public equity (“PIPE”) at a purchase price of $1.45 per Class A Ordinary Share. The Purchase Agreement contained customary representations, warranties and agreements of the Company and the Purchasers, as well as customary indemnification rights and obligations of the parties. The Company agreed that it would not effect or enter into an agreement to effect any issuance by the Company or any of its subsidiaries of any ordinary shares or Ordinary Share Equivalents (as defined in the Purchase Agreement) during the 20 months after the closing of the Purchase Agreement. The Company further agreed that it would not (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ordinary shares of the Company or Ordinary Share Equivalents or (ii) file any registration statement or any amendment or supplement thereto during the 20 months after the closing of the Purchase Agreement, without the written consent by a majority of the Purchasers where the consenting Purchases have more than 51% of the initial subscription amounts.

Purchasers of Class A Ordinary Shares in this PIPE will also receive warrants (the “Warrants”) to purchase the number of Class A Ordinary Shares that equals to 300% of our Class A Ordinary Shares purchased by such Purchasers in this PIPE. The Warrants are exercisable immediately upon the issuance and have an initial exercise price of $5.00 per share, and will expire twenty (20) months from the date of issuance. On the seventh calendar day following the date of issuance (the “Reset Date”), the exercise price of the Warrants will be adjusted to 20% of the minimum price under the Nasdaq Listing Rule 5635(d) immediately prior to the signing date of this Purchase Agreement. In addition, upon such reset of the exercise price, the number of Class A Ordinary Shares underlying the Warrants (the “Warrant Shares”) issuable immediately prior to such reset shall be adjusted to the number of Class A Ordinary Shares determined by multiplying the initial exercise price by the number of Warrant Shares acquirable upon exercise of the Warrants immediately prior to such reset and dividing the product thereof by the exercise price resulting from such reset. There will be no trading market for the Warrants.

In addition, the Company and a certain lender (the “Lender”) have entered into a Loan Agreement (the “Loan Agreement”) dated December 27, 2024, which the Lender agreed to lend to the Company an aggregate principal sum of US$1,200,000, with a term of one month (the “Debt”). The credit of the Debt was subsequently assigned to certain assignees (the “Assignees”), who are also the Purchasers of the PIPE, on February 10, 2025 under a Loan Assignment and Assumption Agreement. As the consideration of the PIPE, the Assignees have subsequently signed a Surrender Letter which dated February 10, 2025 to surrender and forever relinquish any and all the rights, claims, and interests that he/she has (or may have) to the repayment of the Debt under the Loan Agreement in exchange for the Class A Ordinary Shares being issued under the PIPE.

The PIPE is expected to close on or about February 18, 2025, subject to the satisfaction of certain customary closing conditions as stipulated in the Purchase Agreement. The Company anticipates that the gross proceeds from the PIPE will be approximately US$1.4 million, including the principal amount of surrendered debt credit, and before deducting estimated offering expenses payable by the Company. The Company expects to use the funds from the PIPE for working capital purposes.

In addition, all Purchasers have entered into a Purchaser Lock-Up Agreement on February 10, 2025 with the Company, pursuant to which, all Purchasers agreed that for a period beginning from the signing date of the Purchaser Lock-Up Agreement to twenty (20) months following the closing date of the PIPE, not to offer or sell any Class A Ordinary Shares beneficially owned, held or thereafter acquired. Additionally, certain affiliated shareholders of the Company, including SHYD Investment Management Limited and JQZY Investment Management (together, the “Affiliates”), have entered into an Affiliate Lock-Up Agreement on February 10, 2025, pursuant to which, the Affiliates agreed that for a period beginning from the signing date of the Affiliate Lock-Up Agreement to twenty (20) months following the closing date of the PIPE, not to offer or sell any Class A Ordinary Shares beneficially owned, held or thereafter acquired.

The Purchase Agreement, the Ordinary Share Purchase Warrant, the Surrender Letter, the Loan Agreement, the Loan Assignment and Assumption Agreement, the Purchaser Lock-Up Agreement, and the Affiliate Lock-Up Agreement (collectively referred to as the “Documents”) are filed as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5, Exhibit 99.6 and Exhibit 99.7 herein, respectively, to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the Documents, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

The offer and sale of the foregoing securities is exempt from registration under Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and the securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. This content does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Exhibit Index

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement dated February 10, 2025
99.2	Form of Ordinary Share Purchase Warrant
99.3	Form of Surrender Letter dated February 10, 2025
99.4	Form of Loan Agreement dated December 27, 2024
99.5	Form of Loan Assignment and Assumption Agreement dated February 10, 2025
99.6	Form of Purchaser Lock-Up Agreement dated February 10, 2025
99.7	Form of Affiliate Lock-Up Agreement dated February 10, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

By:	/s/ Tao Ling
Name:	Tao Ling
Title:	Co-Chief Executive Officer

By:	/s/ Lai Kui Sen
Name:	Lai Kui Sen
Title:	Co-Chief Executive Officer

Date: February 14, 2025

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